September 22, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equitable Financial Corp.
Registration Statement No. 333-126617

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Equitable Financial Corp. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form SB-2 (the “Registration Statement”) be declared effective on Monday, September 26, 2005, at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,

the sole general partner

By:	/s/ Michael Lacovara
Michael Lacovara Secretary